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Exhibit 23

INDEPENDENT AUDITORS’ CONSENT

To the Board of Directors and Stockholders of
Del Global Technologies Corp.
Valhalla, New York

We consent to the use in this Registration Statement relating to 1,000,000 shares of Common Stock of Del Global Technologies Corp. on Form S-1 of our report dated November 13, 2002 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of the consolidated statement of shareholders’ equity as of July 31, 1999), appearing in the Prospectus, which is a part of this Registration Statement, and of our report dated November 13, 2002 relating to the financial statement schedule appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 7, 2003

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